June 15, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: New Millenium Macro LLC d/b/a OWLshares Advisors (the “Co-Applicant”)
       (File No. 812-14486)

Ladies and Gentlemen:

We respectfully request, on behalf of the Co-Applicant, to withdraw the application (the “Application”) for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, but only with respect to File No. 812-14486.

The Application was filed with the Commission on June 11, 2015 under the Co-Applicant’s CIK (Accession No. 0001445866-15-000717) as a duplicate application, mistakenly duplicating an identical application filed on the same date under the CIK of OWLshares Trust (Accession No. 0001445866-15-000715).  The intent was to file a single application for the two co-applicants—not two separate applications.  If the Commission will grant this request to withdraw the Application, the co-applicants plan to pursue the single application under the File No. 812-14485.

Should members of the Commission’s staff have any questions or comments concerning this letter, please call the undersigned at (914) 368-4525.

Very truly yours,

/s/ Robert Cromwell
Robert Cromwell

15 Fisher Lane    |     White Plains, NY  10603     |     914-368-4525 tel     |     914-368-4527 fax     |     marinollp.com